Green Supplements Online Inc.
112 N. Curry Street
Carson City, NV 89703

August 30, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Green Supplements Online Inc.
Registration Statement on Form S-1
Filed July 12, 2013
File No. 333-189909

Dear: Jeffrey P. Riedler

In response to your letter dated August 8, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

Based on our review of your disclosure, it appears to us that you are a "shell company," as defined in Rule 12b-2 of the Securities Exchange Act of 1934. If you agree with this conclusion, you should note your shell company status in your registration statement wherever appropriate and you should check the applicable box in the periodic filings you will make in the future. If you disagree, please provide us with an explanation of why you feel you do not qualify for shell company status at this time.

Response: We agree with conclusion that we are "shell company," as defined in Rule 12b-2 of the Securities Exchange Act of 1934.We have noted our shell company status in our registration statement wherever appropriate and we will check the applicable box in the periodic filings we make in the future.

COMMENT: 2

Throughout the prospectus you refer to your Board of Director or your management. As your Board and your management consists only of Mr. Semenets please replace these terms by referring to Mr. Semenets individually. For example, on page 3 you state that the offering period is at the sole determination of the Board of Directors, on page 6 you state that the present management owns a majority of the outstanding common stock and on page 9 you refer to circumstances that could divert the attention of management. Please replace these terms throughout the prospectus by referring to Mr. Semenets.

Response: We have replaced Board of Director or our management terms throughout the prospectus by referring to Mr. Semenets.
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PROSPECTUS SUMMARY, PAGE 3

COMMENT: 3

We note your disclosure on page 10 that your sole officer and director will offer shares of your common stock to his friends, family members and business associates. If this is so, please include a statement to that effect in this summary.

Response: We have included following statement in prospectus summary: Our sole officer and director will offer shares of our common stock to his friends, family members and business associates.

RISK FACTORS

GENERAL

COMMENT: 4

Please include a risk factor discussing how Mr. Semenets location in Thailand may present risks and challenges to the registrant as the company has no employees and Mr. Semenets intends that the registrant will operate initially in North America. If these circumstances will not create a challenge to the execution of the registrant's business plan then the registrant should provide additional disclosure explaining what specific value-generating operations the registrant will engage in and how sole director will facilitate and monitor the execution of these value-generating operating activities remotely.

Response: We have added following risk factor:

MR. SEMENETS' LOCATION IN THAILAND MAY PRESENT RISKS

Mr. Semenets' location in Thailand may present risks and challenges to the registrant as the company has no employees and Mr. Semenets intends that the registrant will operate initially in North America. These circumstances may create a challenge to the execution of the registrant's business plan including dealing with issues of our vendors and managing our inventory.

COMMENT: 5

Please include a separate risk factor addressing the additional disadvantages to purchasers because of the lack of underwriter participation. Specifically explain the underwriter's due diligence activities that would have occurred if an underwriter had been involved such as investigating the company, verifying the accuracy of the disclosure and assisting the registrant in setting the offering price.

Response:  We have added following risk factor:

DISADVANTAGES TO PURCHASERS BECAUSE OF THE LACK OF UNDERWRITER PARTICIPATION

No underwriter has been involved in the preparation of this Prospectus or performed any review or independent due diligence of the contents of this Prospectus. No underwriter had been involved in activities such as investigating the company, verifying the accuracy of the disclosure and assisting the registrant in setting the offering price.

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
COMMENT: 6

Please include a risk factor that relates to the material risk presented by Mr. Semenets' relative inexperience in the nutrition industry, including that his only direct experience working in this industry comprised less than two years and that he has never apparently worked in this industry in the United States.

Response: We have added following risk factor:

OUR DIRECTOR IS RELATIVE INEXPERIENCE IN THE NUTRITION INDUSTRY.

Mr. Semenets has little experience in the nutrition industry. He has only direct experience working in this industry comprised less than two years and that he has never worked in this industry in the United States.

COMMENT: 7

Pursuant to Item 503(c) of Regulation S-K, the sub-caption of each risk factor must adequately summarize the risk described in the body. Please revise the sub-captions of the three risk factors at the bottom of page 7 to comply with this rule.

Response: We have revised the sub-captions of the three risk factors at the bottom of page 7 to comply.

"WE ARE SOLELY DEPENDENT UPON THE FUNDS TO BE RAISED IN THIS OFFERING TO START OUR BUSINESS . . .," PAGE 5

COMMENT: 8

Please amend this risk factor to clarify, if true, that the full proceeds of $100,000 you hope to generate from this offering may not be enough to achieve sufficient revenue or profitable operations. Response: We have amended this risk factor to clarify that the full proceeds of $100,000 we hope to generate from this offering may not be enough to achieve sufficient revenue or profitable operations.

WE ARE A DEVELOPMENT-STAGE COMPANY AND HAVE COMMENCED LIMITED OPERATIONS IN OUR BUSINESS . . .," PAGE 5

COMMENT: 9

You state in this risk factor that you have commenced "limited business operations." Here, and wherever else applicable in your registration statement, explain in detail what these limited operations have consisted of and the amount you have expended to date on them.

Response: We have explained in detail what limited operations have consisted of and the amount you have expended to date on them.

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
"GOVERNMENTAL REGULATIONS MAY PREVENT OR DELAY ENTRY INTO A MARKET . . .," PAGE
6

COMMENT: 10

Please include in this risk factor a brief description of the governmental regulations that you believe may be most material to your operations.

Response: We have included in this risk factor a brief description of the governmental regulations:

The manufacturing, processing, formulation, packaging, labeling and advertising of the Green Supplements Online Inc. products may be subject to regulation by one or more federal agencies, including the United States Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration.

"BECAUSE OUR CURRENT PRESIDENT HAS OTHER BUSINESS INTERESTS . . .," PAGE 6

COMMENT: 11

Please describe in this risk factor and in your disclosure on page 21 the other business interests your sole officer and director is engaged in.

Response:  We have revised the risk factor to comply with this comment:
Mr. Semenets the remainder of his business time commits to researching other business opportunities unrelated to our business. At the present, Mr. Semenets is not actively involved in any other business than the business of our registrant.

"IF VYACHELSLAV SEMENETS, OUR SOLE OFFICER AND DIRECTOR, SHOULD RESIGN OR DIE . .. .," PAGE 7

COMMENT: 12

Please revise this risk factor to clarify that, as Mr. Semenets is your sole director, if he should die there will be no one to appoint a new executive officer and in that event you will have no alternative but to cease operations.

Response: We have revised this risk factor to clarify that, as Mr. Semenets is our sole director, if he should die there will be no one to appoint a new executive officer and in that event we will have no alternative but to cease operations.

"FOREIGN SUPPLY," PAGE 7

COMMENT: 13

Please reconcile the disclosure you are providing in this risk factor with that elsewhere in your registration statement describing your Mr. Semenets' location in Thailand may present risks and Brands LLC to act as your supplier. If you will indeed require supplies to be obtained internationally, you should include in this risk factor the types of supplies you intend to procure that way and the names of the country or countries where you intend to purchase them.

Response: We have described in our registration statement as follows: As of the present we intend to purchase supplies from TRU Brands LLC, a US based company. In the future we are planning to locate other suppliers located in Asia such as China or Thailand. We believe that by purchasing supplies such as vitamins and herbs in Asia we can reduce our costs. Currently we do not have any agreements or supply contracts with any foreign supplier.

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
"WE MAY IN THE FUTURE ISSUE ADDITIONAL SHARES OF COMMON STOCK . . .," PAGE 8

COMMENT: 14

This risk factor is duplicative of the second one on this page. Please condense them into a single risk factor.

Response: We have condensed two risk factors into single risk factor as follows:

WE MAY IN THE FUTURE ISSUE ADDITIONAL SHARES OF COMMON STOCK, WHICH WILL DILUTE SHARE VALUE OF INVESTORS IN THE OFFERING.

Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, par value $0.001 per share, of which 6,000,000 shares are issued and outstanding. We must raise additional capital in order for our business plan to succeed. Our most likely source of additional capital will be through the sale of additional shares of common stock. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors in the offering, and might have an adverse effect on any trading market for our common stock.

"WE ARE AN `EMERGING GROWTH COMPANY,' . . .," PAGE 9

COMMENT: 15

Please include in this risk factor the circumstances under which you may lose emerging growth company status.

Response: We have included in this risk factor following: We will lose our emerging growth company status on the earliest occurrence of any of the following events:

1. on the last day of any fiscal year in which we earn at least $1 billion in total annual gross revenues, which amount is adjusted for inflation every five years;

2. on the last day of the fiscal year of the issuer following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement;

3. on the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

4. the date on which such issuer is deemed to be a `large accelerated filer', as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto."

"IF THE PRODUCTS WE SELL DO NOT HAVE THE HEALTHFUL EFFECTS INTENDED . . .," PAGE
9

COMMENT: 16

Please include examples of the ingredients or combination of ingredients you intend to utilize in developing your products.

Response: We have included examples of the ingredients or combination of ingredients you intend to utilize in developing our products.

Our dietary supplements may contain one or more of the following dietary ingredients: a vitamin, a mineral, an herb or other botanical, an amino acid, a dietary substance for use by humans to supplement the diet by increasing the total dietary intake and a concentrate, metabolite, constituent, extract, or combination of any of the above ingredients. In a multivitamin we may use example all the vitamins such as Vitamin A, B1, B2, B6, B12, C, D, E, etc.

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
"COMPETITORS WITH MORE RESOURCES MAY FORCE US OUT OF BUSINESS," PAGE 10

COMMENT: 17

Please include examples of your expected competitors and the products that you believe may be competitive with yours in this risk factor.

Response: We have included examples of our expected competitors and the products that we believe may be competitive with ours in this risk factor:

The principal competitors in the health nutrition distribution channel that we will face: General Nutrition Centers (GNC) has 4,800 retail locations and also runs a popular online store. iHerb offers a wide range of nutrition products. The Vitamin Shoppe offers 20,000 different products in categories similar to those offered by GNC.

We believe GNC, iHerb and Vitamins Shoppe products such as multivitamins, minerals and dietary supply may be competitive with our future products.

"THE TRADING IN OUR SHARES WILL BE REGULATED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 15G-9 . . .," PAGE 10

COMMENT: 18

Please include the definition of "penny stock" in Rule 15g-9 in this risk factor.

Response: We have included the definition of "penny stock" in this risk factor as follows:
The term "penny stock" generally refers to a security issued by a very small company that trades at less than $5 per share.

"WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING AND COMPLIANCE . . ..," PAGE 11

COMMENT: 19

Please include in this risk factor an approximation of the amount of funds your sole officer and director may loan to you in order to complete the registration process, and note that he has no formal commitment, arrangement or legal obligation to make any such loan.

Response: We have included in this risk factor an approximation of the amount of funds our sole officer and director may loan to company in order to complete the registration process ($25,000), and we have noted that he has no formal commitment, arrangement or legal obligation to make any such loan.

"WE LACK A PUBLIC MARKET FOR SHARES OF OUR COMMON STOCK . . .," PAGE 11

COMMENT: 20

This risk factor is duplicative of the one at the top of this page. Please condense them into a single risk factor.

Response:  We have condensed two risk factors into a single risk factor.

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
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

AGREEMENT WITH GREEN MEDICINE INC., PAGE 15

COMMENT: 21

You state here that Green Medicine will not manufacture your products, but on page 3 you state that this company will act as your manufacturer. Please amend your disclosure to resolve this discrepancy.

Response: We have amended our disclosure to resolve discrepancy as follows:
Green Medicine Inc., will be our distributor of our future products.

SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES, PAGE 17

COMMENT: 22

Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Response: In future filings we will revise any references to accounting standards accordingly.

DESCRIPTION OF BUSINESS, PAGE 18

COMMENT: 23

In the first sentence of this section you state that Green Supplements Online Inc. started operations in the nutrition and dietary supply business on January 10, 2013. Please revise this statement to state that you incorporated on January 10, 2013 and intend to begin operations in the nutritional and dietary supply business.

Response:  We have revised statement as follows:

Green Supplements Online Inc. was incorporated on January 10, 2013 and intends to begin operations in the nutritional and dietary supply business

COMMENT: 24

Please further describe the "line of nutrition and dietary products" that you intend to market and please clarify whether these products will be unique proprietary products manufactured to your specifications or will be standard non-proprietary supplements and other products that contain your label.

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
Response: We have clarified "line of nutrition and dietary products" that we intend to market will be standard non-proprietary supplements and other products that contain our label.

COMMENT: 25

We also note that have a verbal agreement with TRU Brands LLC to manufacture and label your products. Please provide more detailed information as to what TRU Brands LLC has obligated itself to do on your behalf and how you will compensate them. If you enter into a material manufacturing or supply agreement with TRU Brands LLC please promptly file it as an exhibit either to the registration statement or to the first periodic report you file after entering into the agreement.

Response: We have revised that TRU Brands LLC has informally agreed to manufacture and label our products. TRU does not have any obligations to us and we have not set a compensation amount to date. TRU can refuse their offer to manufacture and label our product at any time and we will be forced to look for another manufacturer.

COMMENT: 26

Please disclose the location, history, past and present business and the management of TRU Brands LLC and explain how you were introduced to TRU Brands LLC.

Response: We have added following disclosure:

TRU Brands LLC is located Malibu, California. Since 2002 this company has been in the business Brand Creation, Design, Production and Management of nutrition products. Martin Brandt is the owner of TRU Brands. Marty is a founding partner and the chief architect of TrueBrand's methodology for brand-led change. He is co-author of "PowerBranding: Building Technology Brands for Competitive Advantage", published by IDG. He also developed the comprehensive Total Brand Management(TM) approach to branding. We have located TRU Brands LLC using goggle Internet search.

COMMENT: 27

We note that you have engaged Green Medicine Inc. to distribute your product. Please provide information as to the location, history, management and the past and present business of Green Medicine Inc. If there is any affiliation between Green Medicine and the company please provide appropriate disclosure. Otherwise, please disclose how you were introduced to Green Medicine.

Response: We have added following disclosure:

The Green Medicine Inc was incorporated in 2012 and located in Henderson Nevada. Romans Blazevics is director of Green Medicine Inc. He has been inlvolved in online sales of nutrition for more than 5 years. Our director Vyacheslav Semenets has known Green Medicine Inc.'s director Romans Blazevics personally. There is no other affiliation between Green Medicine Inc. and the issuer.

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
DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS, PAGE 20

COMMENT: 28

Please amend your disclosure to provide the total business experience of your sole officer and director over the last five years. We refer you to Item 401(e) of Regulation S-K. Response: We have amended our disclosure.

COMMENT: 29

Please eliminate the last paragraph of this section as Mr. Semenets apparently was not selected as a director but became the sole director when he incorporated the company.

Response:  We have eliminated the last paragraph.

INDEX TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-6

COMMENT: 30

Please revise your accounting policy to illustrate how it complies fully with SAB Topic 13.

Response: The Company has no revenue to date. Revenue will be recorded when (1) the customer accepts delivery of the product, title has been transferred, and the Company has no significant obligations remaining to be performed; (2) a final understanding as to specific nature and terms of the agreed upon transaction has occurred; (3) Price is fixed and (4) and collection is reasonably assured.

Please direct any further comments or questions you may have to the company's attorney:

Scott Doney, Esq.
3273 E. Warm Springs Rd.
Las Vegas, NV 89120
Phone : (702) 312-6255

Thank you.

Sincerely,


/s/ Vyacheslav Semenets
-----------------------------------
Vyacheslav Semenets

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